FIDELITY NATIONAL FINANCIAL, INC.
601 Riverside Avenue
Jacksonville, Florida 32204
April 24, 2020

via EDGAR and EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Mr. David Lin

Re:	Fidelity National Financial, Inc. (CIK No. 0001331875) (the “Registrant”)
Registration Statement on Form S-4 (Commission File No. 333-237540)
(the “Registration Statement”)

Dear Mr. Lin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of the Registrant, requests acceleration of the effective date of the Registration Statement, to 12:00 p.m., Eastern Time, on Monday, April 27, 2020, or as soon as practicable thereafter.

The accuracy and adequacy of the disclosure in the referenced filing is the responsibility of the Registrant. The Registrant acknowledges to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing and that the Registrant may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

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Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (904) 854-8100 or Alexander Dye or Laura L. Delanoy of Willkie Farr & Gallagher LLP, our legal counsel, at (212) 728-8642 or (212) 728-8662, respectively.

Sincerely,

/s/ Michael L. Gravelle
Michael L. Gravelle Executive Vice President, General Counsel and Corporate Secretary

cc:   Alexander Dye, Willkie Farr & Gallagher LLP

Laura L. Delanoy, Willkie Farr & Gallagher LLP